SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934



                               R.L. TROUTMAN & CO.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


               Nevada                                       87-0625549
    -------------------------------                     ------------------
    (State or other jurisdiction of                      (I.R.S. Employer
     incorporation or organization)                     Identification No.)


  6337 Highland Drive, #220, Salt Lake City, Utah               84121
  -----------------------------------------------            ------------
     (Address of principal executive offices)                 (Zip Code)


Registrant's telephone number, including area code:   (801) 599-2103


Securities to be registered pursuant to Section 12(b) of the Act:

         NONE

Securities to be registered pursuant to Section 12(g) of the Act:

         COMMON STOCK, Par Value $.001 per share

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain matters discussed in this registration statement on Form 10-SB are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as we "believe," "anticipate," "expect," "estimate" or words of similar meaning. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which are described in close proximity to such statements and which could cause actual results to differ materially from those anticipated as of the date of this registration statement. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this report and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

     We refer to ourselves in this document as "the Company," "we," or "us."

PART I, ITEM 1. DESCRIPTION OF BUSINESS

     R.L. Troutman & Co. was incorporated in Utah on September 11, 1997, and was later re-domiciled to Nevada. We are a consulting firm. Our mission is to provide consulting services to emerging companies in two areas:

     o    Small companies seeking to understand financing alternatives; and

     o Assist small companies to evaluate their strategic alternatives and select the alternative that appears to have the greatest likelihood for success.

We will not assist in raising capital or conducting any negotiations for financing but will give clients advice on market conditions, trends and structuring.

Strategy

     We will use our management's contact base to identify initial clients. Our approach will be:

Financial Advice - Advise principals and management of their financing alternatives in a volatile marketplace. These alternatives will range from venture capital to debt financing to reaching the public equity markets. We will explain the alternatives as we perceive them, educate clients on the merits of each alternative and provide them with a realistic set of scenarios as to the likelihood of attaining particular alternatives. We will limit our role to providing advice, education and training and will not perform any functions to actually assist or negotiate in raising financing.

     We will work with independent consultants to:

     o    Prepare or assist in the preparation of business plans; and

     o    Assess technology and markets.

We will also provide clients with advice on making their business more interesting or attractive to investors. Frequently this advice will relate to incorporating technology into certain aspects of the business or improving an entity's presence on the World Wide Web. We will work with or recommend independent consultants to assist clients in implementing these recommendations.

Strategic Advice - We will work with companies to help them assess the strengths ad weaknesses of their various alternatives with regard to the products and services that they offer or will offer to the marketplace. The purpose of our consulting will be to assist clients:

     o    to identify their own strengths and weaknesses;

     o to identify market perception and demand for their potential range of products and services;

     o    to objectively evaluate the strength of the competition;

     o    to assess the level of costs necessary to implement each alternative;
          and

     o to compare the level of costs necessary to implement each alternative with the potential or probable level of financial resources available.


We will work as a team leader in each project, as opposed to a supplier of turnkey systems, and will be assisted by outside consultants in those areas where specialized knowledge is required. The work product will be transmitted in meetings and discussion groups and not through the preparation of written reports.

     R.L. Troutman is unable to estimate a time period as to when we will commence promotional activities because of our extremely limited financial resources. The timing of the implementation of R.L. Troutman's business strategy is dependent on our ability to obtain sufficient financing to undertake our plans. R.L. Troutman does not have any credit facilities or other commitments for debt or equity financing. We do not believe that we need more than $150,000 to commence initial operations because we do not have a capital intensive business plan and can also use independent contractors to assist in many projects. We will use the funding, if obtained, to cover salaries and to pay for marketing materials and proposal efforts. We believe that this level of funding will permit us to function for up to one year during which time we would need to obtain some client engagements to continue in operation. R.L. Troutman cannot provide any assurances of the likelihood of us obtaining sufficient financing to undertake our operating plan. We will seek venture or angel capital immediately upon the effectiveness of this registration statement. If a market for our shares ever develops, of which there can be no assurances, we will seek to engage the services of an investment banking firm to assist us to obtain funding. To date, we have not sought any funding source and have not authorized any person or entity to seek out funding on our behalf.

     If we are unable to obtain financing or if the financing we do obtain is insufficient to cover any operating losses we may incur, we may substantially curtail or terminate our operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

Competition

     Competition in our industry is intense and most of our competitors have greater financial resources than do we. Competition will come from a wide variety of professional, accounting and consulting firms as well as consulting services offered by venture firms, incubators, investment banks and others. We intend to compete based on the reputation and contacts of our founder and the creative and practical approach to services that we offer. We also are prepared to accept shares of clients' common stock to satisfy our fees in those cases in which we believe that the client has a viable business plan and capable management. We believe that the ability to receive services without having to pay cash fees gives us a significant marketing advantage with many emerging companies.

     No assurances can be given that our competitive strategy will be successful.

Employees

     At June 30, 2002, we had two employees, Floyd Robertson and Logan Danskin, who are not currently serving in a fulltime capacity. Messrs. Robertson and Danskin will each devote approximately 10% of their time to us following the filing of this Form 10-SB.The amount of time devoted to us will increase as soon as funding is available, if ever. Both Mr. Robertson and Mr. Danskin have broad bases of business contacts to develop client engagements.

Financial Information

     Our financial statements for our year ended December 31, 2001 and for the interim period ended June 30, 2002 can be found starting on page [ ].

Reports to Security Holders

     On the effective date of this registration statement, we will become a "reporting company" under the Securities Exchange Act of 1934 and will be subject to all of the rules and requirements applicable to reporting companies. These requirements include, at a minimum, the obligation to file periodic reports with the Securities and Exchange Commission, including an audited financial statement within 90 days of our fiscal year-end, and un-audited financial statements within 45 days of the end of each interim fiscal quarter. We will also be required to file Current Reports on Form 8-K with respect to certain developments, including such occurrences as a change of our certifying accountants, acquiring or disposing of a significant amount of assets, or a change of voting control. We will file these reports electronically on the SEC's Electronic Data Gathering, Analysis and Retrieval system , and they will be accessible to the general public via the SEC's website at http://www.sec.gov, or printed copies can be obtained by contacting the Company.

     These reporting requirements will represent a continuing burden on our cash and management resources whether or not we succeed in our business plan. Should we become unable to file our required reports, we may be forced to file to become a non-reporting company, in which case we will lose the benefits we sought to gain by becoming a reporting company.

PART I, ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     R.L. Troutman has had very limited revenue-producing operations. The extent of operations over the next 12 months will be determined by:

     o    The amount of financing obtained, if any, and

     o    Our ability to negotiate non-cash compensation to satisfy commitments.

     We cannot predict what our level of activity will be over the next 12 months. We will not incur any cash obligations that we cannot satisfy with available resources. If we are unable to obtain financing or if the financing we do obtain is insufficient to cover any operating losses we may incur, we may substantially curtail or terminate our operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

Liquidity

     R.L. Troutman is unable to estimate a time period as to when we will commence promotional activities because of our extremely limited financial resources. The timing of the implementation of R.L. Troutman's business strategy is dependent on our ability to obtain sufficient financing to undertake our plans. R.L. Troutman does not have any credit facilities or other commitments for debt or equity financing. We do not believe that we need more than $150,000 to commence initial operations because we do not have a capital intensive business plan and can also use independent contractors to assist in many projects. We will use the funding, if obtained, to cover salaries and to pay for marketing materials and proposal efforts. We believe that this level of funding will permit us to function for up to one year during which time we would need to obtain some client engagements to continue in operation. R.L. Troutman cannot provide any assurances of the likelihood of us obtaining sufficient financing to undertake our operating plan. We will seek venture or angel capital immediately upon the effectiveness of this registration statement. If a market for our shares ever develops, of which there can be no assurances, we will seek to engage the services of an investment banking firm to assist us to obtain funding. To date, we have not sought any funding source and have not authorized any person or entity to seek out funding on our behalf.

     If we are unable to obtain financing or if the financing we do obtain is insufficient to cover any operating losses we may incur, we may substantially curtail or terminate our operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders. To date, we have not had contact or negotiations with any investment bank, potential co-venture partner or any similar entity.

New Accounting Pronouncements

     No new pronouncement issued by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants or the Securities and Exchange Commission is expected to have a material impact on R.L. Troutman's financial position or reported results of operations.

     On April 30, 2002, the SEC proposed a disclosure requirement for companies to include a separately-captioned section regarding the application of critical accounting policies in the "Management's Discussion and Analysis" (MD&A) section of annual reports, registration statements and proxy and information statements. The Application of Critical Accounting Policies section would encompass both disclosure about the critical accounting estimates that are made by the company in applying its accounting policies and disclosure concerning the initial adoption of an accounting policy by a company.

     The SEC's proposals define an accounting estimate recognized in the financial statements as a "critical accounting estimate" if:

     o the accounting estimate requires a company to make assumptions about matters that are highly uncertain at the time the accounting estimate is made; and

     o different estimates that a company reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of a company's financial condition, changes in financial condition or results of operations.

     The proposals would also require the following information in the MD&A section:

     o A discussion that identifies and describes the estimate, the methodology used, certain assumptions and reasonably likely changes;

     o An explanation of the significance of the accounting estimate to the company's financial condition, changes in financial condition and results of operations and, where material, an identification of the line items in the company's financial statements affected by the accounting estimate;

     o A quantitative discussion of changes in line items in the financial statements and overall financial performance if the company were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in certain assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate;

     o A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance;

     o A statement of whether or not the company's senior management has discussed the development and selection of the accounting estimate, and the MD&A disclosure regarding it, with the audit committee of the company's board of directors;

     o If the company operates in more than one segment, an identification of the segments of the company's business the accounting estimate affects; and

     o A discussion of the estimate on a segment basis, mirroring the one required on a company-wide basis, to the extent that a failure to present that information would result in an omission that renders the disclosure materially misleading.

     The proposals also would include a requirement that companies update this part of the required disclosure to show material changes in their quarterly reports.

     This SEC proposal, if adopted, will affect R.L. Troutman's disclosure of estimates used in determining the percentage-of-completion completed in evaluating future long-term contracts and in assessing the value of noncash consideration received.

Risk Factors

     R.L. Troutman is a development stage company with no operating history and anticipated losses.

     R.L. Troutman was incorporated in September 11, 1997 and since has had only limited business operations. We have no revenues and virtually no assets. A substantial portion of our activities has involved developing a business plan. Therefore, we have` insufficient operating history upon which an evaluation of its future performance and prospects can be made. R.L. Troutman's future prospects must be considered in light of the risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new business. An investor in R.L. Troutman's common stock must consider the risks and difficulties frequently encountered by early stage companies operating in new and competitive markets. These risks include:

     o competition from entities that are much more established and have greater financial and technical resources than do we;

     o    need to develop infrastructure;

     o    ability to access and obtain capital when required; and

     o    dependence upon key personnel.

     R.L. Troutman cannot be certain that its business strategy will be successful or that it will ever be able to commence revenue generating activities. Furthermore, R.L. Troutman believes that it is probable that it will incur operating losses and negative cash flow for the foreseeable future.

     R.L. Troutman has no financial resources, and its auditors' report states that there is substantial doubt about its ability to continue as a going concern.

     R.L. Troutman has virtually no financial resources and an operating loss accumulated during the development stage. Our auditors state in their opinion on R.L. Troutman's financial statements that this lack of resources causes substantial doubt about R.L. Troutman's ability to continue as a going concern. No assurances can be given that R.L. Troutman will generate sufficient revenue to continue as a going concern.

     R.L. Troutman will need financing which may not be available.

     R.L. Troutman has not established a source of equity or debt financing. R.L. Troutman will require financing to establish its consulting services business and implement its strategic plan. There can be no assurance that financing will be available or found. If R.L. Troutman is unable to obtain financing, it may not be able to commence revenue producing activities.

     If we are unable to obtain financing or if the financing we do obtain is insufficient to cover any operating losses we may incur, we may substantially curtail or terminate our operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

     Shareholders may be diluted significantly through our efforts to obtain financing and satisfy obligations.

     We have no committed source of financing. Wherever possible, we will attempt to use noncash consideration to satisfy obligations. In many instances, we believe that the noncash consideration will consist of shares of our stock. In addition, if a trading market develops for our common stock, we will attempt to raise capital by selling shares of our common stock, possibly at a discount to market. These actions will result in dilution of the ownership interests of existing shareholders, and that dilution may be material.

     R.L. Troutman's board of directors is authorized to issue substantial additional shares of stock, which would dilute the ownership of purchasers of common stock.

     R.L. Troutman is authorized to issue up to 24,000,000 shares of common stock, par value $.001 per share. R.L. Troutman's board of directors also has authority, without action or vote of the shareholders, to issue all or part of the authorized but un-issued shares. Any such issuance will dilute the percentage ownership of shareholders and may further dilute the book value of the common stock. Such issuances may also serve to enhance existing management's ability to maintain control of the company.


     R.L. Troutman will be heavily dependent on the services of Management.

     R.L. Troutman's business strategy is completely dependent upon the knowledge and business contacts of Floyd Robertson, its president and Logan Danskin, its secretary. If R.L. Troutman were to lose the services of these gentlemen, it is unlikely that we would be able to implement our business plan even if some financing is obtained.

     R.L. Troutman will need to engage and retain qualified employees and consultants to implement its strategy.

     Messrs. Robertson and Danskin will each devote 10% of their time to the Company. R.L. Troutman will have to locate, engage and retain qualified and experienced professionals to undertake its plan. If it is unable to attract experienced industry professionals, it is unlikely that it will be able to generate a material amount of revenue. No assurances can be given that it will be able to locate, engage or retain qualified industry professionals.

     The trading price of R.L. Troutman common stock is likely to be subject to significant fluctuations

     There can be no assurance as to the prices at which R.L. Troutman common stock will trade, if any trading market develops at all. Until R.L. Troutman common stock is fully distributed and an orderly market develops in R.L. Troutman common stock, if ever, the price at which such stock trades may fluctuate significantly and may be lower or higher than the price that would be expected for a fully distributed issue. Prices for R.L. Troutman common stock will be determined in the marketplace and may be influenced by many factors, including: o the depth and liquidity of the market for R.L. Troutman common stock, o developments affecting the business of R.L. Troutman generally and the impact of those factors referred to below in particular, o investor perception of R.L. Troutman, and o general economic and market conditions.

     No assurance can be given that an orderly trading market or any trading market will ever develop for our stock.

     R.L. Troutman common stock has no prior trading market or liquidity, and there can be no assurances that any trading market will develop.

     Prior to the date of this document, there has not been any established trading market for R.L. Troutman common stock. Application will be made to list the shares of R.L. Troutman common stock on the NASDAQ Over-The-Counter Bulletin Board electronic quotation system (OTCBB), although no assurances can be given as to the timing of that application or the likelihood of it being accepted. If the application is accepted, R.L. Troutman cannot predict the extent to which investor interest in the company will lead to the development of an active, liquid trading market. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors.

     In addition, R.L. Troutman's common stock is unlikely to be followed by any market analysts, and there may be few institutions acting as market makers for the common stock. Either of these factors could adversely affect the liquidity and trading price of our common stock. Also, the stock market in general has experienced extreme price and volume volatility that has especially affected the market prices of securities of many companies. At times, this volatility has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of the common stock, regardless of R.L. Troutman's actual operating performance.

     We may face damage to our professional reputation or legal liability if our future clients are not satisfied with our services.

     As a professional services firm, we will depend to a large extent on our future relationships with our clients and our reputation for high-caliber professional services and integrity to attract and retain clients. As a result, if a client is not satisfied with our services or products it may be more damaging in our business than in other businesses. Moreover, if we fail to meet our contractual obligations, we could be subject to legal liability or loss of client relationships. Our contracts will typically include provisions to limit our exposure to legal claims relating to our services and the applications we develop, but these provisions may not protect us or may not be enforceable in all cases. Although, no assurances can be given that we will retain clients in the foreseeable future.

     Our future engagements with clients may not be profitable.

     When making proposals for engagements, we plan to estimate the costs and timing for completing the projects. These estimates will reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to deploy them on projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of these engagements, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable, which would have an adverse effect on our profit margin.

     In addition, as consultants, a client will typically retain us on an engagement-by-engagement basis, rather than under long-term contracts, and a substantial majority of our contracts and engagements may be terminated by the client with short notice and without significant penalty. Furthermore, because large client projects involve multiple engagements or stages, there is a risk that a client may choose not to retain us for additional stages of a project or that a client will cancel or delay additional planned engagements. These terminations, cancellations or delays could result from factors unrelated to our work product or the progress of the project, but could be related to business or financial conditions of the client or the economy generally. When contracts are terminated, we lose the associated revenues and we may not be able to eliminate associated costs in a timely manner.

     In many cases, we will consider accepting equity securities of our client in satisfaction of our fee. These clients will often be small and have illiquid markets for their securities. As a result we may be unable to sell the shares or convert them to a more liquid asset.

     The consulting and information technology markets are highly competitive, and we may not be able to compete effectively.

     The management consulting, financial and accounting services, and e-business and technology services markets in which we will operate include a large number of participants and are highly competitive. Our primary competitors include:

     o large and regional accounting, consulting and other professional service firms;

     o    information technology service providers;

     o    application service providers; and

     o    local consulting arms within venture capital and similar firms.

     There are no assurances that we will be able to compete in this marketplace in the foreseeable future.

     We have only a limited ability to protect our intellectual property rights, which are important to our success.

     Our success depends, in part, upon our ability to protect our proprietary methodologies and other intellectual property. We may rely upon a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements, and patent, copyright and trademark laws to protect our intellectual property rights. The steps we plan to take in this regard may not be adequate to prevent or deter infringement or other misappropriation of our intellectual property, and we may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights.

     For all of the foregoing reasons and others set forth herein, an investment in these securities involves a high degree of risk. Any person considering an investment in the securities offered hereby should be aware of these and other risk factors set forth in this Form 10.

PART I, ITEM 3. DESCRIPTION OF PROPERTY

     We currently operate out of a shared facility in Salt Lake City, Utah, provided to us, at present, free of cost by our management.

PART I, ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     As of June 30, 2002, we had 1,438,500 shares of common stock outstanding. The chart below sets forth the ownership, or claimed ownership, of certain individuals and entities. This chart discloses those persons known by the board of directors to have, or to claim to have, beneficial ownership of more than 5% of the outstanding shares of our common stock as of June 30, 2002; of all directors and executive officers of the company; and of our directors and officers as a group.

============================================================================================
                                                      Number of Shares
Name and Address of Beneficial Owner (1)            Beneficially Owned     Percent of Class
--------------------------------------------------------------------------------------------

Applied Technology Consultants, Inc.                           588,500                  41%

Janet Landerman                                                688,250                  48%

Floyd Robertson                                                 44,500                   3%

Logan Danskin                                                   25,000                   2%

--------------------------------------------------------------------------------------------
Officers and Directors
as  a group (2 members)                                          69,500                  5%
============================================================================================

(1) The address for each person and entity is 6337 Highland Drive, Salt Lake City, Utah 84121. Applied Technology Consultants, Inc. is controlled by Reed Benson.

PART 1, ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our management consists of:

================================================================================
Name                            Age        Title
--------------------------------------------------------------------------------
Floyd Robertson                 66         Director, president, CEO and chairman
Logan Danskin                   77         Secretary and Director
--------------------------------------------------------------------------------


Floyd Robertson, President and Director, resides in Park City, Utah. He served three years in the U.S. Army Medical Corps. He has served in various management positions with several general contracting, construction, and mining companies. He is presently and has for the last five years been the Director of Marketing for Engineering/General Contracting for Continental Engineering of Salt Lake City, Utah, which provides engineering and construction services to domestic and international mining and industrial clients. He is a director and secretary of Sterling Electronic Commerce Co.

Logan Danskin, Secretary and Director, resides in Sacramento, California. Mr. Danskin for the last the last three years he has been and independent insurance agent. From 1996 to 2000 he was the President of Paladin Global Communications. He has an extensive background in financial services. He holds an insurance brokers license in California. His past work experience includes insurance and securities marketing and management.

Board of Directors

All directors hold office until the completion of their term of office, which is not longer than three years, or until their successors have been elected. R.L. Troutman has a staggered board of directors. All officers are appointed annually by the board of directors and serve at the discretion of the board. Currently, directors receive no compensation. In the future, R.L. Troutman will consider a directors' stock option plan.

Committees of the Board of Directors

     Concurrent with having sufficient members and resources, the R.L. Troutman board of directors will establish an audit committee and a compensation committee. The audit committee will review the results and scope of the audit and other services provided by the independent auditors and review and evaluate the system of internal controls. The compensation committee will manage the stock option plan and review and recommend compensation arrangements for the officers. No final determination has yet been made as to the memberships of these committees or when we will have sufficient members to establish committees.

     All directors will be reimbursed by R.L. Troutman for any expenses incurred in attending directors' meetings provided that R.L. Troutman has the resources to pay these fees. R.L. Troutman will consider applying for officers and directors liability insurance.

Stock Option Plan

     R.L. Troutman has a stock option plan that expires May 15, 2008, and enables R.L. Troutman to grant incentive stock options, nonqualified options and stock appreciation rights for up to an aggregate of 1,500,000 shares of its common stock. Incentive stock options granted under the plan must conform to applicable federal income tax regulations and have an exercise price not less than the fair market value of shares at the date of grant or 110% of fair market value for owners of ten percent or more of the common stock. Other options and stock appreciation rights may be granted on terms determined by the compensation committee of the board of directors.

     No options are outstanding.

Executive Compensation

     No officer, director or employee has received any compensation to date, and no director, officer or employee has a contract or commitment to receive annual compensation in excess of $100,000. Each officer and director will be paid a negotiated percentage of profits for the events that they arrange. They will receive no other compensation from us until we are operating profitably.

Conflicts of Interest

     None of our key personnel is required to commit full time to our affairs and, accordingly, these individuals may have conflicts of interest in allocating management time among their various business activities. In the course of their other business activities, certain key personnel may become aware of investment and business opportunities which may be appropriate for presentation to us, as well as the other entities with which they are affiliated. As such, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

     Each officer and director is, so long as he is officer or director subject to the restriction that all opportunities contemplated by our plan of operation that come to his attention, either in the performance of his duties or in any other manner, will be considered opportunities of, and be made available to us and the companies that he is affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If we or the companies to which the officer or director is affiliated each desire to take advantage of an opportunity, then the applicable officer or director would abstain from negotiating and voting upon the opportunity. However, the officer or director may still take advantage of opportunities if we should decline to do so. Except as set forth above, we have not adopted any other conflict of interest policy in connection with these types of transactions.

PART 1, ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     None.

PART 1, ITEM 8. DESCRIPTION OF SECURITIES

Introduction

     R.L. Troutman is authorized to issue 24,000,000 shares of common stock and 1,000,000 shares of preferred stock.

Preferred Stock

     R.L. Troutman's certificate of incorporation authorizes the issuance of 1,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its board of directors. Accordingly, R.L. Troutman's board of directors is empowered, without stockholder approval, to issue shares of preferred stock with voting, liquidation, conversion, or other rights that could adversely affect the rights of the holders of the common stock. Although R.L. Troutman has no preferred stock outstanding at this time, and has no present intention to issue any shares of preferred stock, there can be no assurance that R.L. Troutman will not do so in the future.

Common Stock

     There are 1,438,500 shares of common stock issued and outstanding at June 30, 2002 held by 33 shareholders. The holders of R.L. Troutman's common stock: o have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

o are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

o do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

o are entitled to one non-cumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders.

Authorized but Un-issued Capital Stock

     Nevada law does not require stockholder approval for any issuance of authorized shares. However, the marketplace rules of the NASDAQ, which would apply only if R.L. Troutman's common stock were listed on the NASDAQ, require stockholder approval of certain issuances of common stock equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock, including in connection with a change of control of R.L. Troutman, the acquisition of the stock or assets of another company or the sale or issuance of common stock below the book or market value price of such stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.

     One of the effects of the existence of un-issued and unreserved common stock may be to enable the board of directors of R.L. Troutman to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of R.L. Troutman by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of R.L. Troutman's management and possibly deprive the stockholders of opportunities to sell their shares of R.L. Troutman common stock at prices higher than prevailing market prices.

No Preemptive Rights

     No holder of any class of stock of R.L. Troutman has any preemptive right to subscribe to any securities of R.L. Troutman of any kind or class.

Shareholder Matters

     As a Nevada corporation, we are subject to the Nevada Revised Statutes ("NRS" or "Nevada law"). Certain provisions of Nevada law create rights that might be deemed material to our shareholders. Other provisions might delay or make more difficult acquisitions of our stock or changes in our control or might also have the effect of preventing changes in our management or might make it more difficult to accomplish transactions that some of our shareholders may believe to be in their best interests.

Dissenters' Rights.

     Among the rights granted under Nevada law which might be considered material is the right for shareholders to dissent from certain corporate actions and obtain payment for their shares (see Nevada Revised Statutes ("NRS") 92A.380-390). This right is subject to exceptions, summarized below, and arises in the event of mergers or plans of exchange. This right normally applies if shareholder approval of the corporate action is required either by Nevada law or by the terms of the articles of incorporation.

     A shareholder does not have the right to dissent with respect to any plan of merger or exchange, if the shares held by the shareholder are part of a class of shares which are (1) listed on a national securities exchange, (2) included in the national market system by the National Association of Securities Dealers, or (3) held of record by not less than 2,000 holders. This exception notwithstanding, a shareholder will still have a right of dissent if it is provided for in the articles of incorporation or if the shareholders are required under the plan of merger or exchange to accept anything but cash or owner's interests, or a combination of the two, in the surviving or acquiring entity, or in any other entity falling in any of the three categories described above in this paragraph.

Inspection Rights.

     Nevada law also specifies that shareholders are to have the right to inspect company records (see NRS 78.105). This right extends to any person who has been a shareholder of record for at least six months immediately preceding his demand. It also extends to any person holding, or authorized in writing by the holders of, at least 5% of outstanding shares. Shareholders having this right are to be granted inspection rights upon five days' written notice. The records covered by this right include official copies of (1) the articles of incorporation, and all amendments thereto, (2) bylaws and all amendments thereto; and (3) a stock ledger or a duplicate stock ledger, revised annually, containing the names, alphabetically arranged, of all persons who are stockholders of the corporation, showing their places of residence, if known, and the number of shares held by them, respectively. In lieu of the stock ledger or duplicate stock ledger, Nevada law provides that the corporation may keep a statement setting out the name of the custodian of the stock ledger or duplicate stock ledger, and the present and complete post office address, including street and number, if any, where the stock ledger or duplicate stock ledger specified in this section is kept.

Control Share Acquisitions.

     Sections 78.378 to 78.3793 of Nevada law contain provisions that may prevent any person acquiring a controlling interest in a Nevada-registered company from exercising voting rights. To the extent that these rights support the voting power of minority shareholders, these rights may also be deemed material. These provisions will be applicable to us as soon as we have 200 shareholders of record with at least 100 of these having addresses in Nevada as reflected on our stock ledger. While we do not yet have the required number of shareholders in Nevada or elsewhere, it is possible that at some future point we will reach these numbers and, accordingly, these provisions will become applicable. We do not intend to notify shareholders when we have reached the number of shareholders specified under these provisions of Nevada law.

     Shareholders can learn this information pursuant to the inspection rights described above and can see the approximate number of our shareholders by checking under Item 5 of our annual reports on Form 10-KSB. This form is filed with the Securities and Exchange Commission within 90 days of the close of each fiscal year hereafter. You can view these and our other filings at www.sec.gov in the "EDGAR" database.

     Under NRS Sections 78.378 to 78.3793, an acquiring person who acquires a controlling interest in company shares may not exercise voting rights on any of these shares unless these voting rights are granted by a majority vote of our disinterested shareholders at a special shareholders' meeting held upon the request and at the expense of the acquiring person. If the acquiring person's shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any shareholder, other than the acquiring person, who does not vote for authorizing voting rights for the control shares, is entitled to demand payment for the fair value of their shares, and we must comply with the demand. An "acquiring person" means any person who, individually or acting with others, acquires or offers to acquire, directly or indirectly, a controlling interest in our shares. "Controlling interest" means the ownership of our outstanding voting shares sufficient to enable the acquiring person, individually or acting with others, directly or indirectly, to exercise one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more of the voting power of our shares in the election of our directors. Voting rights must be given by a majority of our disinterested shareholders as each threshold is reached or exceeded. "Control shares" means the company's outstanding voting shares that an acquiring person acquires or offers to acquire in an acquisition or within 90 days immediately preceding the date when the acquiring person becomes an acquiring person.

     These Nevada statutes do not apply if a company's articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest by an acquiring person provide that these provisions do not apply.

     According to NRS 78.378, the provisions referred to above will not restrict our directors from taking action to protect the interests of our Company and its shareholders, including without limitation, adopting or executing plans, arrangements or instruments that deny rights, privileges, power or authority to a holder of a specified number of shares or percentage of share ownership or voting power. Likewise, these provisions do not prevent directors or shareholders from including stricter requirements in our Articles of Incorporation or Bylaws relating to the acquisition of a controlling interest in the Company.

     Our Articles of Incorporation and Bylaws do not exclude us from the restrictions imposed by NRS 78.378 to 78.3793, nor do they impose any more stringent requirements.

Certain Business Combinations.

     Sections 78.411 to 78.444 of the Nevada law may restrict our ability to engage in a wide variety of transactions with an "interested shareholder." As was discussed above in connection with NRS 78.378 to 78.3793, these provisions could be considered material to our shareholders, particularly to minority shareholders. They might also have the effect of delaying or making more difficult acquisitions of our stock or changes in our control. These sections of NRS are applicable to any Nevada company with 200 or more stockholders of record and that has a class of securities registered under Section 12 of the 1934 Securities Exchange Act, unless the company's articles of incorporation provide otherwise. By this registration statement, we are registering our common stock under Section 12(g) of the Exchange Act. Accordingly, upon the effectiveness of this registration statement on Form 10-SB, we will be subject to these statutes as our Articles of Incorporation do not exempt us from them.

     These provisions of Nevada law prohibit us from engaging in any "combination" with an interested stockholder for three years after the interested stockholder acquired the shares that cause him to become an interested shareholder, unless he had prior approval of our Board of Directors. The term "combination" is described in NRS 78.416 and includes, among other things, mergers, sales or purchases of assets, and issuances or reclassifications of securities. If the combination did not have prior approval, the interested shareholder may proceed after the three-year period only if the shareholder receives approval from a majority of our disinterested shares or the offer meets the requirements for fairness that are specified in NRS 78.441-42. For the above provisions, "resident domestic corporation" means a Nevada corporation that has 200 or more shareholders. An "interested stockholder" is defined in NSR 78.423 as someone who is either:

     o the beneficial owner, directly or indirectly, of 10% or more of the voting power of our outstanding voting shares; or

     o our affiliate or associate and who within three years immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our outstanding shares at that time.

Directors' Duties.

     Section 78.138 of the Nevada law allows our directors and officers, in exercising their powers to further our interests, to consider the interests of our employees, suppliers, creditors and customers. They can also consider the economy of the state and the nation, the interests of the community and of society and our long-term and short-term interests and shareholders, including the possibility that these interests may be best served by our continued independence. Our directors may resist a change or potential change in control if they, by a majority vote of a quorum, determine that the change or potential change is opposed to or not in our best interest. Our Board of Directors may consider these interests or have reasonable grounds to believe that, within a reasonable time, any debt which might be created as a result of the change in control would cause our assets to be less than our liabilities, render us insolvent, or cause us to file for bankruptcy protection

Amendments to Bylaws Our Articles of Incorporation provide that the power to adopt, alter, amend, or repeal our Bylaws is vested exclusively with the Board of Directors. In exercising this discretion, our Board of Directors could conceivably alter our Bylaws in ways that would affect the rights of our shareholders and the ability of any shareholder or group to effect a change in our control; however, the Board would not have the right to do so in a way that would violate law or the applicable terms of our Articles of Incorporation.

Quoting and Trading of R.L. Troutman's Common Stock

     Prior to the date of this document, there has not been any established trading market for R.L. Troutman's common stock. Application will be made to quote the shares of R.L. Troutman's common stock on the OTCBB under the proposed symbol "RLTI." There can be no assurance as to the prices at which R.L. Troutman's common stock will trade if a trading market develops, of which there can be no assurance.. Until R.L. Troutman's common stock is fully distributed and an orderly market develops, if ever, in R.L. Troutman's common stock, the price at which it trades is likely to fluctuate significantly. Prices for R.L. Troutman's common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for shares of R.L. Troutman's common stock, developments affecting the businesses of R.L. Troutman generally, including the impact of the factors referred to in "Risk Factors," investor perception of R.L. Troutman and general economic and market conditions. No assurances can be given that an orderly or liquid market will ever develop for the shares of our common stock.

Penny Stock Restrictions

     Until R.L. Troutman's shares of common stock qualify for inclusion in the NASDAQ system, if ever, the trading of its securities, if any, will be in the over-the-counter markets which are commonly referred to as the "pink sheets" or on the OTCBB. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the price of, the securities offered.

     SEC Rule 15g-9 establishes the definition of a "penny stock," for purposes relevant to R.L. Troutman, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to a limited number of exceptions. It is likely that our shares will be considered to be penny stocks. For any transaction involving a penny stock, unless exempt, the penny stock rules require that a broker or dealer approve a person's account for transactions in penny stocks and the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

     In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience and objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

     The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form, sets forth

     o the basis on which the broker or dealer made the suitability determination and

     o that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offerings and in secondary trading and commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

General Market Risks

     There is no public market for R.L. Troutman's common stock, and there can be no assurance that any market will develop in the foreseeable future. Transfer of R.L. Troutman's common stock may also be restricted under the securities or blue sky laws of various states and foreign jurisdictions. Consequently, investors may not be able to liquidate their investments and should be prepared to hold the common stock for an indefinite period of time. R.L. Troutman's proposed trading symbol does not imply that a liquid and active market will be developed or sustained for its common stock.

         The market price for R.L. Troutman's common stock, if publicly traded, is likely to be highly volatile and subject to wide fluctuations in response to factors, many of which are beyond its control, including the following:

     o    actual or anticipated variations in quarterly operating results;

     o announcements by R.L. Troutman or its competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     o    additions or departures of key personnel;

     o    sales or issuances of additional shares of common stock; and

     o    potential litigation or regulatory matters.

     The market prices of the securities of microcap companies have been especially volatile. Broad market and industry factors may adversely affect the market price of R.L. Troutman's common stock, regardless of R.L. Troutman's actual operating performance. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. A stockholder lawsuit could result in substantial costs and a diversion of management's attention and resources and would adversely affect R.L. Troutman's stock price.

     The sale or availability for sale of a substantial number of shares of R.L. Troutman's common stock in the public market pursuant to Rule 144 under the Securities Act of 1933 or otherwise, could materially adversely affect the market price of the common stock and could impair the company's ability to raise additional capital through the public or private sale of its securities. All 69,500 shares of common stock currently held by R.L. Troutman's management are "restricted securities," as that term is defined in Rule 144 and may, under certain circumstances, be sold without registration under the Securities Act of 1933. The availability of Rule 144 to the holders of R.L. Troutman's restricted securities would be conditioned on, among other factors, the availability of certain public information concerning R.L. Troutman.

     R.L. Troutman has 24,000,000 authorized shares of common stock. The board of directors, without stockholder approval, could issue up to 22,561,500 common stock upon whatever terms it determines to whomever it determines, including persons or entities that would help its present management.


                                     PART II

PART II, ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     There is no current market for the shares of our common stock. There can be no assurance that a liquid market will develop in the foreseeable future. Transfer of our common stock may also be restricted under the securities or blue sky laws of certain states and foreign jurisdictions. Consequently, investors may not be able to liquidate their investments and should be prepared to hold the common stock for an indefinite period of time.

     We have never paid any cash dividends on shares of our common stock and do not anticipate that we will pay dividends in the foreseeable future. We intend to apply any earnings to fund the development of our business. The purchase of shares of common stock is inappropriate for investors seeking current or near term income.

PART II, ITEM 2. LEGAL PROCEEDINGS.

     We are not involved in any litigation.

PART II, ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     We have no disagreements with our accountants on the accounting and financial disclosures contained in this registration statement or as an exhibit hereto.

PART II, ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     During the three years preceding the filing of this Form 10 S-B, Registrant has issued securities without registration under the Securities Act on the terms and circumstances described in the following paragraphs:

          1. In 1998, 2000 and 2001, 1,438,500 shares of common stock were issued and sold for $8,358 in cash and services to five individuals, as founders, and approximately 25 others for various corporate services, or as bona fide gifts from founders to direct family members.

     The foregoing issuances and sales of securities were effected in reliance upon the exemption from registration provided by section 4(2) under the Securities Act of 1933, as amended.

PART II, ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     R.L. Troutman's Certificate of Incorporation, as amended, provides that R.L. Troutman shall indemnify directors and officers to the fullest extent permitted by the laws of the state of Nevada. R.L. Troutman Certificate of Incorporation, as amended, also provides that a director of R.L. Troutman shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent the exemption from liability or limitation thereof is not permitted under Nevada Law as the law exists or may be amended in the future.

     R.L. Troutman has been advised that, in the opinion of the SEC, this type of indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against these types of liabilities, other than the payment by it of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suitor proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, R.L. Troutman will submit the question of whether indemnification by it is against public policy to an appropriate court and will be governed by the final adjudication of the case.

     There is no pending litigation or proceeding involving a director or officer as to which indemnification is or may be sought.

                              FINANCIAL STATEMENTS

                          INDEPENDENT AUDITORS' REPORT



Board of Directors
R.L. Troutman & Co.
(A Development Stage Company)
Salt Lake City, UT

We have audited the accompanying balance sheet of R.L. Troutman & Co. (a development stage company) as of December 31, 2001 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2001 and 2000 and from inception on September 11, 1997 through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.L. Troutman & Co. (a development stage company) as of December 31, 2001 and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 and from inception on September 11, 1997 through December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company with, among other things, no significant operating revenues to date which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Randy Simpson, CPA, PC
--------------------------
Randy Simpson, CPA, PC
Sandy, Utah
April 1, 2002

                                  R.L. TROUTMAN
                          (A Development Stage Company)
                                  Balance Sheet
                                December 31, 2001


                              ASSETS


CURRENT ASSETS:

   Cash                                                         $           -
                                                                -------------

     Total Current Assets                                                   -
                                                                -------------


TOTAL ASSETS                                                    $           -
                                                                =============


                LIABILITIES AND STOCKHOLDERS' EQUITY


STOCKHOLDERS' EQUITY:

Preferred stock at $0.001 par value; 1,000,000 shares
    authorized, -0- outstanding                                 $          -
Common stock at $0.001 par value; authorized 24,000,000
    shares; 1,438,500 shares issued and outstanding                     1,439
Additional paid-in capital                                            151,580
Deficit accumulated during the development stage
(153,018)

     Total Stockholders'
Equity                                                                      -
                                                                -------------

     TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY             $           -
                                                                =============



   The accompanying notes are an integral part of these financial statements.

                               R.L. TROUTMAN & CO.
                          (A Development Stage Company)
                            Statements of Operations




                                                                                        For the
                                                                                  Cumulative Period
                                                                                 from September 11,
                                        Year Ended              Year Ended      1997 (Inception) to
                                    December 31,  2001      December 31, 2000    December 31  2001
                                    ------------------      -----------------   --------------------

Revenue                                  $          -           $          -          $           -

Expenses                                        2,516                  3,347                153,018
                                         ------------          -------------           ------------

Net loss                                 $     (2,516)          $     (3,347)         $    (153,018)
                                         ============          =============          =============

Basic loss per share                     $      (.002)          $      (.005)
                                         ============          =============
Weighted average number of
   common shares outstanding                1,120,374                738,849
                                         ============          =============



   The accompanying notes are an integral part of these financial statements.

                               R.L. TROUTMAN & CO.
                          (A Development Stage Company)
                        Statement of Stockholders' Equity
                     Years Ended December 31, 2001 and 2000




                                                                                    Deficit
                                                                                   Accumulated
                                                Common Stock         Additional    During the
                                                ------------           Paid-in     Development
                                            Shares        Amount       Capital        Stage
                                           --------      --------   ------------  -------------

Balance, January 1, 2000                   600,000         $ 600     $ 146,555     $ (147,155)

Common stock issued for services at
   par value                               140,000           140             -               -

Cash contributions                               -             -         3,207               -

Net loss for the period ended
 December 31, 2000                               -             -             -         (3,347)
                                       ------------   -----------   -----------   -------------

Balance, December 31, 2000                 740,000           740       149,762       (150,502)

Issuance of shares for services at
   par value                               698,500           699             -               -

Cash contributions                               -             -         1,817               -

Net loss for the year ended
   December 31, 2001                             -             -             -         (2,516)
                                       ------------   -----------   -----------   -------------
Balance, December 31, 2001               1,438,500       $ 1,439     $ 151,580      $(153,018)
                                       ============   ===========   ===========   =============





  The accompanying notes are an integral part of these financial statements.

                               R.L. TROUTMAN & CO.
                          (A Development Stage Company)
                            Statements of Cash Flows



                                                                                             For the Cumulative
                                                                                                 Period From
                                                                                              September 11, 1997
                                                                                                 (inception) to
                                                       Year Ended           Year Ended              December
                                                    December 31, 2001    December 31, 2000          31, 2001
                                                    ------------------   -----------------     -----------------

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss                                                    $ (2,516)           $ (3,347)          $ (153,018)
                                                         -------------       -------------         ------------
Net Cash (Used) by Operating Activities                       (2,516)             (3,347)            (153,018)
                                                         -------------       -------------         ------------
CASH FLOWS FROM INVESTING ACTIVITIES                               -                   -                    -
                                                         -------------       -------------         ------------

CASH FLOWS FROM FINANCING ACTIVITIES:

Issuance of common stock and contributions                      2,516               3,343              153,018
                                                         -------------       -------------         ------------
Net Cash Provided by Financing Activities                       2,516               3,343              153,018
                                                         -------------       -------------         ------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:                   -                   -                    -

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                    -                   -                    -

                                                         -------------       -------------         ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD
                                                         $          -        $          -          $         -
                                                         =============       =============         ============

SUPPLEMENTAL SCHEDULE OF CASH FLOW ACTIVITIES:

Cash Paid For:

        Interest                                         $          -        $          -          $         -
                                                         =============       =============         ============
        Income taxes                                     $          -        $          -          $         -
                                                         =============       =============         ============


   The accompanying notes are an integral part of these financial statements.

                               R.L. TROUTMAN & CO.
                          (A Development Stage Company)
                          Notes to Financial Statements


NOTE 1 - ORGANIZATION

R.L. Troutman & Co. (the "Company") was incorporated in the State of Utah on September 11, 1997. On October 30, 1998, the Company merged with R.L. Troutman & Co. (a Nevada corporation) in which the Nevada Corporation survived. The Company, which has not yet begun revenue producing operations, was formed for the purpose of becoming a consulting firm. The Company is considered a development stage company as defined by Statements of Financial Accounting Standards No. 7.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Accounting Method

     The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a fiscal year ending on December 31.

     b. Provision for Taxes

     At December 31, 2001, the Company had net operating loss carry-forwards of approximately $153,000 that may be offset against future taxable income through 2020. No tax benefit has been reported with respect to these net operating loss carry-forwards in the accompanying financial statements because the Company believes that realization is not likely. Accordingly, the potential tax benefits of the net loss carry-forwards are fully offset by a valuation allowance.

     Deferred tax assets (liabilities) at December 31, 2001 are comprised of the following:

           Net operating loss carry-forwards            $   58,000
           Allowance                                       (58,000)
                                                        -----------
           Net                                          $        -
                                                        ===========

     If substantial changes in the Company's ownership should occur, there would be an annual limitation of the amount of net operating loss carry-forwards that could be utilized by the Company.

     c.   Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     d.   Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     e.   Basic Loss Per Common Share

     Basic loss per common share has been calculated based on the weighted average number of shares outstanding during the period after giving retroactive effect to stock splits.

     f.   Recently Issued Accounting Standards

     In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interest method. The Company believes that the adoption of SFAS No. 141 will not have a significant impact on the financial statements.

     In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which is effective for fiscal years beginning after December 15, 2001. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for the impairment of existing goodwill and other intangibles. The Company believes that the adoption of SFAS No. 142 will not have a significant impact on the financial statements.


     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), which is effective for all fiscal years beginning after June 15, 2002; however, early adoption is encouraged. In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") which is effective for fiscal years beginning after December 15, 2001 and supersedes SFAS 121 while retaining many of its requirements. The Company believes that the adoption of SFAS No. 143 and 144 will not have a significant impact on the financial statements.

     In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and certain provisions of APB Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS 144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001. Management believes that the implementation of these standards will have no impact on the Company's results of operations and financial position.

     g.   Revenue Recognition

     The Company will develop its revenue recognition policies when planned principal operations commence.

     h.   Stock Options and Warrants

     As permitted by Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" ("SFAS No. 123"), the Company has elected to measure and record compensation cost relative to employee stock option and warrant costs in accordance with Accounting Principles Board (`APB") Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations and will make pro forma disclosures of net income and earnings per share as if the fair value method of valuing stock options and warrants had been applied. Under APB Opinion 25. compensation cost is recognized for stock options and warrants granted to employees when the option or warrant price is less than the market price of the underlying common stock on the date of grant.

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs to allow it to continue as a going concern. The Company will engage in very limited activities without incurring any liabilities that must be satisfied in cash until a source of funding is secured. The Company will offer noncash consideration and seek equity lines as a means of financing its operations. If the Company is unable to obtain financing or if the financing it does obtain is insufficient to cover any operating losses it may incur, it may substantially curtail or terminate its operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

NOTE 4 - STOCKHOLDERS' EQUITY

A major shareholder of the Company has personally funded Company expenses of $1,817 and $3,207 during the years ended December 31, 2001 and 2000, respectively. These amounts are reflected as capital contributions in the accompanying financial statements. In addition, the same shareholder and one other were issued 110,000 and 140.000 shares of common stock during the years ended December 31, 2001 and 2000, respectively, for services that they provided to the Company. Such shares are valued at par value, $0.001. During 2001 the Company issued 588,500 shares to an unrelated party for consulting services performed on behalf of the Company. Such shares are valued at par value, $0.001.

Preferred Stock

The Company's certificate of incorporation authorizes the issuance of 1,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its board of directors. Accordingly, the Company's board of directors is empowered, without stockholder approval, to issue shares of preferred stock with voting, liquidation, conversion, or other rights that could adversely affect the rights of the holders of the common stock. At December 31, 2001, the Company had no shares of preferred stock issued and outstanding.

Common Stock

The holders of the Company's common stock:

     o Have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

     o Are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

     o Do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

     o Are entitled to one non-cumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders.

Stock Option Plan

The Company has a stock option plan which expires in 2008 and enables it to grant incentive stock options, nonqualified options and stock appreciation rights for up to an aggregate of 1,500,000 shares of its common stock. Incentive stock options granted under the plan must conform to applicable federal income tax regulations and have an exercise price not less than the fair market value of shares at the date of grant (110% of fair market value for ten percent or more stockholders). Other options and SARs may be granted on terms determined by the board of directors or a committee of the board of directors. No options or other awards have been granted as of June 30, 2002.

                                  R.L. TROUTMAN
                          (A Development Stage Company)
                                  Balance Sheet
                                  June 30, 2002
                                   (Unaudited)




                                     ASSETS


CURRENT ASSETS:

   Cash                                                   $         -
                                                          ------------
     Total Current Assets                                           -
                                                          ------------

TOTAL ASSETS                                              $         -
                                                          ============


                      LIABILITIES AND STOCKHOLDERS' EQUITY


STOCKHOLDERS' EQUITY:

Preferred stock at $0.001 par value; 1,000,000
   shares authorized, -0- outstanding                               -
Common stock at $0.001 par value; authorized
   24,000,000 shares; 1,438,500 shares
   issued and outstanding                                 $     1,439
Additional paid-in capital                                    151,580
Deficit accumulated during the development stage             (153,018)
                                                          ------------
     Total Stockholders' Equity                                     -
                                                          ------------

     TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY       $         -
                                                          ============



   The accompanying notes are an integral part of these financial statements.

                               R.L. TROUTMAN & CO.
                          (A Development Stage Company)
  Statements of Operations and Deficit Accumulated During the Development Stage
                                   (Unaudited)




                                                                                       For the Cumulative
                                                                                          Period from
                                                                                       September 11, 1997
                                            Six Months Ended      Six Months Ended       (Inception) to
                                             June 30,  2002        June 30, 2001         June 30, 2002
                                           ------------------    ------------------    -----------------

Revenue                                         $          -         $            -        $          -

General and administrative expenses
                                                           -                  2,516             153,018
                                           ------------------    ------------------    -----------------

Net loss                                                   -                (2,516)        $   (153,018)
                                                                                       =================

Deficit accumulated during the
    development stage, beginning of
    period                                          (153,018)             (150,502)
                                           ------------------    ------------------

Deficit accumulated during the
    development stage, end of period
                                                $   (153,018)       $     (153,018)
                                           ==================    ==================

Basic loss per share                            $       (.00)       $         (.00)
                                           ==================    ==================
Weighted average number of common
   shares outstanding
                                                   1,438,500             1,120,375
                                           ------------------    ------------------



   The accompanying notes are an integral part of these financial statements.

                               R.L. TROUTMAN & CO.
                          (A Development Stage Company)
                            Statements of Cash Flows
                                   (Unaudited)



                                                                                       For the Cumulative
                                                                                          Period from
                                                                                       September 11, 1997
                                            Six Months Ended      Six Months Ended       (Inception) to
                                             June 30,  2002        June 30, 2001         June 30, 2002
                                           ------------------    ------------------    -----------------


CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss                                       $           -         $      (2,516)        $   (153,018)

Net Cash (Used) by Operating Activities                    -                (2,516)            (153,018)
                                           ------------------    ------------------    -----------------

CASH FLOWS FROM INVESTING ACTIVITIES
                                                           -                     -                    -
                                           ------------------    ------------------    -----------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock and contributions
                                                           -                 2,516              153,018
                                           ------------------    ------------------    -----------------
Net Cash Provided by Financing Activities                  -                 2,516              153,018
                                           ------------------    ------------------    -----------------

INCREASE (DECREASE) IN
  CASH AND CASH EQUIVALENTS:                               -                     -                    -
                                           ------------------    ------------------    -----------------

CASH AND CASH EQUIVALENTS
  AT BEGINNING OF PERIOD                                   -                     -                    -

                                           ------------------    ------------------    -----------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD
                                               $           -         $           -         $          -
                                           ==================    ==================    =================

SUPPLEMENTAL SCHEDULE OF CASH FLOW ACTIVITIES:
Cash Paid For:
                                                                                                 =
Interest                                       $           -         $           -         $          -
                                           ==================    ==================    =================
Income taxes                                   $           -         $           -         $          -
                                           ==================    ==================    =================


   The accompanying notes are an integral part of these financial statements.

                               R.L. TROUTMAN & CO.
                          (A Development Stage Company)
                      Notes to Interim Financial Statements
                                   (Unaudited)



1.       Basis of Presentation

The accompanying interim condensed financial statements for the six-month periods ended June 30, 2002 and 2001 are unaudited and include all adjustments considered necessary by Management for a fair presentation. The results of operations realized during an interim period are not necessarily indicative of results to be expected for a full year. These condensed financial statements should be read in conjunction with the information filed as part of the Company's Registration Statement on Form 10.


The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                                    PART III

PART III, ITEMS 1 AND 2. INDEX TO AND DESCRIPTION OF EXHIBITS


(a)     Financial statements filed as part of the Registration Statement

AUDITED FINANCIAL STATEMENTS:

Independent Auditors' Report

Balance Sheet

Statements of Operations

Statement of Stockholders' Equity

Statements of Cash Flows

Notes to the Financial Statements

UNAUDITED INTERIM FINANCIAL STATEMENTS



(b)      Exhibits



3.1        Articles of Incorporation
3.2        By-Laws
3.3        Articles of Merger
3.4        Articles of Incorporation (Utah)
4.1        Specimen of Certificate of Common Stock
10.1       Stock Option Plan

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

R.L. TROUTMAN & CO.



By: /s/ Floyd Robertson
   --------------------
   Floyd Robertson
   President and CEO

Dated:

   August 5, 2002
   --------------------